

10030049 ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 30 2010
Washington, DC
110

SEC FILE NUMBER
8-32131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **FEBRUARY 1, 2009** (MM/DD/YY) AND ENDING **JANUARY 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **THE PENNSYLVANIA GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4445 N A1A
(No. and Street)

VERO BEACH	**FLORIDA**	**32963**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BUFORD **772-231-4017**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PATRICK RODGERS, CPA, PA
(Name - *if individual, state last, first, middle name*)

309 E. CITRUS STREET, ALTAMONTE SPRINGS	**FLORIDA**	**32701**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **ANTHONY BUFORD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **THE PENNSYLVANIA GROUP, INC.**, as of January 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Janet M. Santos
Commission # DD891748
Expires: MAY 21, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

PRESIDENT
Title

Public Notary

County of Indian River
State of Florida 3/24/2010

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

The Pennsylvania Group, Inc.

Year Ended January 31, 2010
Report of Independent Registered Public Accounting Firm

THE PENNSYLVANIA GROUP, INC.

FINANCIAL STATEMENTS

JANUARY 31, 2010

TABLE OF CONTENTS

PATRICK RODGERS, CPA, PA
309 E. Citrus Street
Altamonte Springs, FL 32701

407-331-1606
407-831-3126 - Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Pennsylvania Group, Inc.
Vero Beach, Florida

I have audited the accompanying statement of financial position of The Pennsylvania Group, Inc. as of January 31, 2010 and the related statements of operations, cash flows, and changes in stockholder's equity and subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Pennsylvania Group, Inc. as of January 31, 2010 and the results of its operations, cash flows, changes in stockholder's equity, and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Patrick Rodgers, CPA, PA
Altamonte Springs, Florida
March 27, 2010

THE PENNSYLVANIA GROUP, INC.

STATEMENT OF FINANCIAL POSITION
January 31, 2010

ASSETS

Cash	$	7,429
Marketable securities owned, at market value		94,037
Receivables from broker-dealers and clearing organizations		166,521
Equipment, net		7,922
Prepaid expenses		1,583
Other assets		48,073
Total assets	$	325,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,055
Total liabilities		10,055
Stockholder's equity:		
Common stock, $.01 par value; 1,000,000 shares authorized, 118,000 issued and outstanding		1,180
Additional paid-in capital		84,857
Retained earnings		229,473
Total stockholder's equity		315,510
Total liabilities and stockholder's equity	$	325,565

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended January 31, 2010

Revenues:	
Commissions and fees	$ 126,780
Investment gains	75,342
Unrealized trading losses	(4,168)
Total revenues	197,954
Expenses:	
Employee compensation and benefits	37,860
Commissions paid to broker-dealers, floor brokerage fees, and clearance fees	14,460
Communications and data processing	8,688
Occupany	22,184
Research and regulatory fees	52,767
Other expenses	75,893
Total expenses	211,852
Net income (loss) before federal and state income taxes	(13,898)
Provision (credit) for federal and state income taxes	-
Net income (loss)	$ (13,898)

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended January 31, 2010

	Common Stock		Additional Paid-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balances, January 31, 2009	118,000	$ 1,180	$ 84,857	$ 245,034	$331,071
Net income (loss), year end January 31, 2010				(13,898)	$ (13,898)
Dividends				(1,663)	(1,663)
Balances, January 31, 2010	118,000	$ 1,180	$ 84,857	$ 229,473	$315,510

The accompanying notes are an integral part of these financial statements

THE PENNSYLVANIA GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended January 31, 2010

Cash flows from operating activities:		
Net income (loss)	$	(13,898)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		3,351
Unrealized losses on securities		4,168
(Increase) decrease in operating assets:		
Marketable securities		101,365
Receivable		(7,831)
Prepaid expenses		658
Other assets		(42,100)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(11,151)
Commissions and salaries payable		(31,371)
Net cash provided by operating activities		3,191
Cash flows from investing activities:		
Furniture and equipment		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Dividends paid		(1,663)
Net cash used in financing activities		(1,663)
Net increase (decrease) in cash and cash equivalents		1,528
Cash and cash equivalents at beginning of period		5,901
Cash and cash equivalents at end of period	$	7,429
Supplemental disclosure of non-cash investing and financing activities:		
Cash paid during the year for income taxes	$	-
Cash paid during the year for interest	$	282

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED JANUARY 31, 2010

N / A

Note 1— Organization and Nature of Business

The Pennsylvania Group, Inc. (the "Company"), a Pennsylvania corporation, headquartered in Florida, is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). At January 31, 2010, the Company was registered to conduct business in three states.

Note 2— Summary of Significant Accounting Policies

Basis of Presentation

The Company provides investment brokerage services to the investment community and also engages in proprietary trading for this own account.

Use of Estimates

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting changes in cash position on the statement of cash flows, the Company considers all cash accounts so long as they are not subject to withdrawal restrictions or penalties. Cash advances in excess of Federal Deposit Insurance Corporation ("FDIC") limits and similar insurance coverage are subject to usual and customary banking risks associated with funds in excess of those limits. At January 31, 2010, the Company had no uninsured cash balances. Money market accounts are considered to be cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations represent monies due to the Company from its clearing agents for transactions processed.

Furniture and Equipment

Property and equipment are recorded at cost. Depreciation on property and equipment is provided utilizing the straight-line method and accelerated method over the estimated useful lives of the related assets, which range from five to seven years.

Note 2— Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy

Fair value is defined by generally accepted accounting principles ("GAAP") as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Therefore, in accordance with GAAP, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair Value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that market participants would use in pricing the asset of liability at the measurement date. GAAP provides the following three levels to be used to classify our fair value measurements:

> Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.
> Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1.
> Level 3 – inputs that are unobservable in the marketplace and significant to the valuation.

GAAP requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation Techniques

The Company values investment in Securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments

Investments in companies that are not marketable securities, in which the Company has less than a 20 percent interest, are carried at cost less any permanent valuation write-downs. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Securities and Valuations

Investments in marketable securities and options are valued at market. Securities not readily marketable are valued at fair value as determined by management. The Company uses the specific identification cost method for determining realized and unrealized gains and losses are recorded on a current basis.

Recognition of Revenues

Customers' securities transactions are recorded by the clearing broker on a settlement date basis and the related commission income and expenses are recorded by the Company on a Trade date basis.

Income Taxes

The Company complies with FASB ASC Topic 740. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted FASB ASC Topic 740 which provides guidance for recognizing and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in the consolidated financial statements. The adoption had no impact on the Company's financial statements and did not result in unrecognized tax expenses being recorded. Accordingly, no corresponding interest and penalties have been accrued.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Note 3— Transaction Clearing Agreements

We do not carry accounts for customers or perform custodial functions related to customers' securities. We introduce all of our customer transactions to our clearing broker, a member of the New York Stock Exchange, who maintains our customers' accounts and clears all their security transactions, in addition to providing clearing and depository operations for our proprietary security operations.

Note 4—Lease Commitments

On October 1, 2009, the Company renewed an existing lease for its office facilities for a one year period beginning on October 1, 2009, ending on September 30, 2010. The lease agreement provides for a monthly lease payment of $591, including utilities.

The Company also leases an automobile under an operating lease that expires November 26, 2010, with an annual lease amount of $11,355.

Occupancy and equipment expense for the year ended January 31, 2009 was approximately $30,000.

Note 5—Property and Equipment

At January 31, 2010, property and equipment consists of the following:

			Estimated Useful Lives
Equipment	$	8,707	5 - 7 years
Computer equipment		30,374	5 years
Furniture and fixutures		3,591	7 years
		42,672	
Less: accumulated depreciation		(34,750)	
	$	7,922	

Depreciation expense charged to income was $3,351 for the year ended January 31, 2010.

Note 6—Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis. At January 31, 2010, the Company had net capital of $204,794, which was $104,794 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1.

Note 7— Concentrations of Credit Risk

The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits. In addition, as is typical in the securities industry, the Company engages in transactions and activities with various financial institutions and broker-dealers. In the event that any of the counterparties do not fulfill their obligations, the Company may be exposed to financial risks. Also, securities owned contain the risk that changes in the market price may make the in financial instruments less valuable.

The Company has one major customer which represents substantially all of its revenues from commissions for the year ended January 31, 2010.

Note 8—Marketable Securities Owned

At January 31, 2010, the market value of marketable securities was $94,037. Marketable securities consist of publicly-traded common stocks and bonds, which are actively traded.

Note 9—Income Taxes

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist of the benefit from net operating loss (NOL) carryforward, prepaid expenses, and unrealized losses on marketable securities, while deferred tax liabilities results from certain accrued expenses. The net operating loss carry forward expires in 2030. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the net operating loss carryforward.

Deferred tax assets:		
Net operating loss carryforward	$	15,307
Prepaid expenses	$	658
Unrealized losses on marketable securities		4,168
Deferred tax assets		20,133
Deferred tax liabilities:		
Accrued expenses		(6,000)
Deferred tax liabilities		(6,000)
Net deferred tax assets		14,133
Valuation allowance		(14,133)
Total deferred tax assets	$	-

THE PENNSYLVANIA GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2010

SCHEDULE I

COMPUTATION OF NET CAPITAL

Receivables	$ 48,074	
Equipment	7,922	
Other assets	1,583	(57,579)
Net capital before haircuts on security positions		257,931
Haircuts on security positions		(53,137)
Net capital		$ 204,794

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 10,055

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital at 1,000 percent	$ 203,788
Ratio: Aggregate indetedness to net capital	.05 to 1

THE PENNSYLVANIA GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2010

SCHEDULE II

N / A

THE PENNSYLVANIA GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2010

SCHEDULE III

N / A

THE PENNSYLVANIA GROUP, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JANUARY 31, 2010

SCHEDULE IV

N / A

THE PENNSYLVANIA GROUP, INC.

RECONCILIATIONS OF MATERIAL DIFFERENCES

JANUARY 31, 2010

SCHEDULE V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
The Pennsylvania Group, Inc.
Vero Beach, Florida

In planning and performing my audit of the financial statements and supplemental schedules of The Pennsylvania Group, Inc. (the "Company") for the year ended January 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Patrick Rodgers, CPA, PA
Independent Registered Public Accounting Firm
Altamonte Springs, Florida
March 27, 2009